EXHIBIT 99.1

B Communications Ltd. Expects to Receive Approximately NIS 364 Million in
 Dividends From Bezeq - The Israel Telecommunication Corp. Ltd.

Ramat Gan, Israel –April 14, 2011 – B Communications Ltd. (NASDAQ: BCOM) reports that on April 13, 2011, the General Meeting of its controlled 31.33% subsidiary, Bezeq - The Israel Telecommunication Corp. Ltd. (“Bezeq”), approved the distribution of a dividend of NIS 0.4316486 (approximately US $0.13) per share (a total of approximately NIS 1.163 billion or US $340 million) to Bezeq shareholders of record on May 4, 2011. The dividend is expected to be paid on May 19, 2011.

Accordingly, B Communications expects to receive approximately NIS 364 million (approximately US $107 million) as a dividend on the payment date.